EXHIBIT 12.1

MAXIM INTEGRATED PRODUCTS, INC.
Statement of Ratio of Income to Fixed Charges
(Dollar amounts in millions)

	Years ended
	June 30, 2018	June 24, 2017	June 25, 2016	June 27, 2015	June 28, 2014
Income before provision for income taxes	$824.9	$679.6	$285.1	$246.2	$409.2

Fixed Charges:
Interest portion of rental expense	$0.5	$0.6	$0.5	$0.5	$0.5
Interest expense	50.2	34.3	32.7	32.5	27
Amortized premiums, discounts and capitalized expenses related to the debt	2.9	2.4	2.4	2.4	2.0
Total fixed charges	$53.6	$37.3	$35.6	$35.4	$29.5

Ratio of income to fixed charges	16x	20x	9x	8x	15x